12013075

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37444

*AB 3/8

AB 3/28

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Banca IMI Securities Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 William Street 9th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Di Bella 212-326-1118
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OR 3/15

OATH OR AFFIRMATION

I, **Vincent Di Bella**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Banca IMI Securities Corp.**, as of **December 31**, 20**11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marina Belcic
Notary Public, State of New York
Registration #01BE6043024
Qualified in Nassau County
My Commission Expires June 5, 20*14*

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Banca IMI Securities Corp.

Statement of Financial Condition

December 31, 2011

Banca IMI Securities Corp.

Statement of Financial Condition

December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

Independent Auditor's Report	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3 - 10

McGladrey

Independent Auditor's Report

To the Board of Directors and Stockholder
Banca IMI Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of Banca IMI Securities Corp. (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 28, 2012

Banca IMI Securities Corp.

Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$ 6,799,254
Cash Segregated Under Federal and Other Regulations	5,000,000
Securities Borrowed	652,113,111
Financial Instruments Owned, at fair value	50,446,150
Receivables From Brokers, Dealers and Clearing Organizations	9,107,875
Receivable From Affiliates	6,776,727
Receivable From Customers	750,137
Receivable From Affiliated Noncustomer	347,010
Exchange Membership, at cost (market value $289,000)	96,348
Fixed Assets, at cost (net of accumulated depreciation and amortization of $1,115,163)	136,889
Taxes Receivable	1,244,577
Deferred Taxes	462,942
Other Assets	2,967,743
Total assets	$ 736,248,763

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Securities loaned	$ 621,962,922
Payables to brokers, dealers and clearing organizations	898,863
Payables to affiliated customer	218,825
Payables to nonaffiliated customer	111,125
Interest and dividends payable	35,627
Accounts payable and accrued expenses	2,667,772
Total liabilities	625,895,134
Commitments (Note 9)	
Stockholder's Equity:	
Common stock (66,500 shares authorized; 44,500 shares issued and outstanding, no par value)	44,500,000
Additional paid-in capital	102,000,000
Accumulated deficit	(36,146,371)
Total stockholder's equity	110,353,629
Total liabilities and stockholder's equity	$ 736,248,763

See Notes to Statement of Financial Condition.

Note 1. Organization and Description of the Business

Banca IMI Securities Corp. (the "Company") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company is regulated by the Securities and Exchange Commission (the "SEC"), and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a member of the New York Stock Exchange (the "NYSE"), the Chicago Mercantile Exchange (the "CME") and other regional exchanges. The Company is also registered as an international dealer with the Ontario Securities Commission ("OSC") and as an introducing broker with the National Futures Association ("NFA").

The Company is a wholly owned subsidiary of IMI Capital Markets USA Corporation ("IMI U.S."), which, in turn, is wholly owned by Banca IMI S.p.A. ("Banca IMI"), a wholly owned subsidiary of Intesa San Paolo S.p.A (the "Group").

As part of Banca IMI's investment banking group, the Company serves as the center to cross-sell European and U.S. securities, focusing on the distribution of European equities and fixed income instruments to U.S. institutional investors and on the sale of U.S. products to the Group's European customer base. In addition, the Company provides electronic order routing services to major U.S. and European stock exchanges (i.e., NYSE, Nasdaq, Xetra and the Italian Stock Exchange) for U.S. and European clients. The Company also conducts a securities lending conduit business in U.S. and non-U.S. securities.

The Company's securities brokerage business consists of U.S. and international activities. Such activities are settled by the Company through domestic and foreign clearing organizations as well as foreign affiliates with the underlying transactions conducted on either a delivery versus payment or receipt versus payment basis.

Recently Adopted Accounting Pronouncement: In May 2011, the FASB issued Accounting Standards ("ASU") 2011-04, *Amendments to Achieve Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value guidance in GAAP and International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The financial statements include the accounts of Banca IMI Securities Corp., and are presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the financial statements and accompanying notes, as well as the reported amount of revenues and expenses. Actual results could differ from those estimates. Significant estimates include realization of the Company's deferred tax assets.

Cash Segregated Under Federal and Other Regulations: The Company segregates cash in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Financial Instruments Owned: Proprietary securities transactions and the related revenues and expenses are recorded on a trade-date basis. Financial instruments owned are stated at fair value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Fair value is generally based on published market prices or other relevant factors including dealer price quotations.

Note 2. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments: The Company has adopted the FASB Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date.

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability.

Level 3: Prices, inputs or exotic modeling techniques that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments were measured at December 31, 2011.

	Level 1	Level 2	Level 3	Total
Investments in Securities:				
Corporate bonds	$ -	$ 34,700,150	$ -	$ 34,700,150
Other securities	-	15,746,000	-	15,746,000
	$ -	$ 50,446,150	$ -	$ 50,446,150

The Company assesses the levels of the investments at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2, and 3 during the year.

Customer Securities Transactions: Customer securities transactions are recorded on the settlement date, which is generally three business days after the trade date, with related commission income and expenses recorded on the trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers collateralizing their balances due to the Company is not reflected in the accompanying statement of financial condition.

Collateralized Securities Transactions: Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash.

Note 2. Summary of Significant Accounting Policies (Continued)

The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or excess collateral retrieved, when deemed appropriate.

Receivables From and Payables to Brokers, Dealers and Clearing Organizations: Receivables from brokers and dealers primarily consist of securities failed to deliver and deposits held at clearing organizations. Payables to brokers and dealers primarily consist of securities failed to receive. Receivables from and payables to brokers and dealers are short-term in nature and, accordingly, their carrying amount is a reasonable estimate of fair value.

Exchange Membership: The Company's exchange membership, which represents ownership interests in the exchange and provides the Company with the right to conduct business on the exchange, is recorded at cost.

Commissions: Commissions and related brokerage and clearing expenses related to customer transactions are recorded on a trade-date basis.

Interest Income and Expense: Interest income is earned from the underlying bank accounts, financial instruments owned and collateralized financing transactions, and is accounted for on an accrual basis. Interest expense is incurred on collateralized financing transactions and is accounted for on an accrual basis.

Income Taxes: The Company is included in the consolidated federal, state and local income tax returns of IMI U.S. Income taxes have been determined on a separate company basis.

FASB ASC 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company did not have any unrecognized tax benefits as of December 31, 2011.

Income taxes are provided under the provisions of ASC 740, which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Fixed Assets: Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Straight-line depreciation of furniture and equipment is determined using estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Management reviews furniture, equipment and leasehold improvements whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.

Note 3. Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at market value or contracted amounts that approximate fair value. Assets that are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities, such as securities loaned, customer and noncustomer payables and certain other payables, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and, accordingly, their fair values are not materially affected by changes in interest rates.

Note 4. Financial Instruments Owned, at Market Value

Financial instruments owned, at market value, at December 31, 2011 consist of the following:

Corporate bonds	$ 34,700,150
Other securities	15,746,000
Total	$ 50,446,150

At December 31, 2011, there were no financial instruments owned which were pledged to counterparties.

Note 5. Collateralized Securities Transactions

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, meet customer needs, or re-lend as part of its operations.

The Company receives collateral under securities borrowing transactions. Generally, the Company is permitted to rehypothecate securities under such transactions.

At December 31, 2011, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a market value of $626,904,556. This collateral was generally obtained under securities borrowing agreements. Of these securities received as collateral, securities with a market value of $597,383,648 are delivered or repledged, generally as collateral under securities lending agreements.

Note 6. Fixed Assets

A summary of fixed assets for the year ended December 31, 2011 is as follows:

Equipment	$ 581,268
Leasehold improvements	128,919
Furniture and fixtures	541,865
	1,252,052
Less accumulated depreciation and amortization	(1,115,163)
Fixed assets, net	$ 136,889

Note 7. Income Taxes

The Company is included in the consolidated federal income tax return filed by IMI U.S. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company is included in a combined state income tax return with IMI U.S. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

The provision for income taxes reflected in the accompanying statement of income consists of the following:

Current:	
Federal	$ 1,963,129
State and local	1,937,285
Total current	3,900,414
Deferred:	
Federal	801,962
State and local	(148,447)
Total deferred	653,515
Total tax provision	$ 4,553,929

The income tax expense recorded in the accompanying statement of income differs from the amount of income tax expense determined by applying the U.S. statutory federal rate to pre-tax income primarily as a result of usage of AMT credits in the amount of $1,256,982.

Items that result in a net deferred tax asset at December 31, 2011 were as follows:

Credits	$ -
Timing differences	462,942
Net deferred tax asset	$ 462,942

The following table reconciles the federal statutory income tax rate to the Company's effective tax rate for the year ended December 31, 2011:

Statutory federal income tax rate for corporations	34.00 %
Impact of:	
True-up of write-off of expiring NOL	(.22)
State and local taxes, net of federal tax benefit	11.02
Permanent differences and other	.69
Effective tax rate	45.49 %

Note 8. Common Stock

The authorized common stock of the Company is comprised of 66,500 shares, of which 44,500 are issued and outstanding at December 31, 2011. All of the Company's stock is owned by IMI U.S. The common stock has no par or stated value, and is carried at its original issue price of $1,000 per share. Additional paid-in capital represents capital contributions made by IMI U.S. to the Company subsequent to the original stock issuance.

Note 9. Commitments

Leases: The Company has obligations under noncancelable operating leases for space with various expiration dates. The Company leases its office space from an affiliate under a sublease agreement. The terms of the Company's principal office space sublease at the 1 William Street, New York City location provide for certain escalation clauses relating to taxes and operating expense payments. The future aggregate minimum lease commitment for space is listed below:

Year ending December 31,	
2012	$ 449,775
2013	439,833
2014	471,250
2015	471,250
2016	471,250
Thereafter	785,417
	$ 3,088,775

Total rental expense was $434,486 for the year ended December 31, 2011, and is included in occupancy and equipment costs in the accompanying statement of income. The Company has various noncancelable operating leases expiring in one to three years. Annual commitments under such leases aggregate $25,066 in 2012, $11,542 in 2013, and $898 in 2014.

Note 10. Indemnifications

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

Note 11. Net Capital Requirements

The Company is subject to the SECs Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2011, the Company had net capital of $89,505,420, which was $88,505,420 in excess of the required net capital of $1,000,000. The Company is subject to the NFA minimum net capital requirement of $45,000 under Regulation 1.17 of the CFTC.

Note 11. Net Capital Requirements (Continued)

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and to comply with other financial ratio requirements. At December 31, 2011, the Company was in compliance with all such requirements.

Note 12. Note Concentrations of Credit Risk

The Company's clearance activities for customers and noncustomers, including affiliates (collectively, "customers"), involve the execution, settlement and financing of customers' securities transactions. Customers' securities activities are transacted on a delivery versus payment or receipt versus payment basis. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations.

In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customers' obligations.

The Company has concentrations of credit risk with regard to stock borrow transactions with counterparties. At December 31, 2011, the following concentrations existed:

	Percentage with One Counterparty >10% of Balance	Number of Counterparties
Stock borrow transactions	58%, 29%	Two

The Company maintains its cash in financial institutions which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on its cash.

Note 13. Employee Benefits

All employees of the Company are eligible to contribute to a 401(k) plan upon hire date. The Company will make a 50% matching contribution on the first 5% of compensation deposited by the employee as an elective contribution. Amounts deferred over 5% are not matched by the Company. Vesting in Company contributions occurs over a five-year period.

The Company has a profit-sharing plan for all employees who have been employed with the Company as of each fiscal year-end. The board of directors of the Company sets the profit-sharing percentage for the plan annually. All contributions vest over a four-year period commencing with the second year of employment with the Company. The expense relating to the profit-sharing plan is recognized each year as the plan is funded by the Company.

The Company's total contribution to the 401(k) plan and profit-sharing plan for the year ended December 31, 2011 was $414,739 and is included in employee compensation in the statement of income.

Note 14. Related Parties

The Company has extensive transactions with affiliates of the Group. These activities include executing and clearing securities transactions, transacting in repurchase, reverse repurchase and securities lending arrangements, and providing operational support for foreign affiliates in their securities dealings in the United States. Summarized below are the Company's affiliate balances and the related revenue and expenses as of and for the year ended December 31, 2011:

Assets:	
Securities borrowed	$ 884,761
Receivables from brokers, dealers and clearing organizations	2,678,849
Receivable from affiliate	6,776,728
Receivable from customer	447,678
Receivable from affiliated noncustomer	347,008
Total assets	$ 11,135,024
Liabilities:	
Bank loans	$ 211,488
Securities loaned	436,500
Payables to affiliated customers	218,825
Accounts payable and accrued expenses	229,327
Total liabilities	$ 1,096,140
Revenue:	
Interest	$ 2,780,849
Commissions	13,699,137
Other	2,731,805
Total revenue	$ 19,211,791
Expenses:	
Interest	$ 614,330
Floor brokerage, commissions and fees	88,193
Occupancy and equipment costs	430,672
Total expenses	$ 1,133,195

Note 15. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.